EXHIBIT 99.1

Seabridge Gold Drill Results Expanding Prospective Deep Kerr Mine Plan

TORONTO, Aug. 30, 2016 (GLOBE NEWSWIRE) -- Seabridge Gold (TSX:SEA) (NYSE:SA) today announced that results from the first two core holes drilled this year into the Deep Kerr deposit are, as planned, likely to allow for an increase in the potential mining rate from the proposed block cave shapes designed to exploit the deposit cost-effectively from underground. The new holes are expected to expand the known resource to the south, confirming grades consistent with the deposit’s inferred resource, in the shape and orientation required to optimize the proposed mine plan at a higher throughput.

The Deep Kerr deposit, located on Seabridge’s 100%-owned KSM Project in northwestern British Columbia, contains an inferred resource of 1.01 billion tonnes grading 0.53% copper and 0.35 g/T gold (11.3 million ounces of gold and 11.8 billion pounds of copper). In the three years since its discovery, Deep Kerr has taken its place among the world’s largest undeveloped gold-copper deposits.

The first two holes drilled this year have confirmed continuity of mineralization in Deep Kerr over considerable distances south of the existing resource. K-16-51, located about 125 meters south of the current resource limits, intersected multiple zones including 119 meters averaging 0.44 g/T gold and 0.45% copper and an additional 187 meters averaging 0.33 g/T gold and 0.46% copper. K-16-52 intercepted 231 meters grading 0.31 g/T gold and 0.47% copper about 500 meters laterally to the south of K-16-51. K-16-51 and K-16-52 both intersected the mineralized zone about 150-250 meters below the existing resource. (See link to plan map and cross-sections below.)

Seabridge Chairman and CEO Rudi Fronk commented that “this year’s drill program has been carefully designed to expand and optimize the prospective mine plan at Deep Kerr and thereby improve the KSM project’s potential economics. The mineralized intervals in these first two holes are effectively orientated for efficient extraction. The drill results should also contribute another meaningful increase to the Deep Kerr inferred resource. Overall, Deep Kerr is once again demonstrating that it has very few equals for size and grade.”

K-16-51 and K-16-52 have been re-entered for so-called daughter holes which use the upper part of the original hole before being wedged into new intercepts of the target zone. The daughter holes are targeted to fill in the gaps along strike from the original drill holes.

Over the past three years, Seabridge’s exploration programs have successfully targeted higher grade zones beneath KSM’s near-surface porphyry deposits, resulting in the discovery of Deep Kerr and the Iron Cap Lower Zone, two copper-rich deposits that have added more than one billion tonnes of inferred resources to the project at a higher average grade.

The following table summarizes the drill hole intersections for K-16-51 and K-16-52.

Drill Hole ID	Total Depth	From (meters)	To (meters)	Interval (meters)	Gold (g/T)	Copper %	Silver (g/T)
K-16-51	1521.6 (*)	928.6	1047.7	119.1	0.44	0.45	2.6
		1067.7	1090.2	22.5	0.51	0.49	4.1
		1137.8	1174.7	36.9	0.51	0.43	1.2
		1291.4	1478.6	187.2	0.33	0.46	2.0
	including	1292.9	1337.4	44.5	0.46	0.67	1.1
K-16-52	1834.0	1192.3	1423.5	231.2	0.31	0.47	1.8
	including	1266.5	1314.3	47.8	0.63	0.50	2.6
	including	1360.2	1421.9	61.7	0.26	0.78	2.0

(*) NOTE: There was no core recovery from 1047.7 to 1067.7 meters due to technical difficulties encountered during drilling.

Drill holes were oriented using historical information and were designed to intercept the mineralized target at right angles to the strike of the zone. The orientation will be refined with additional drilling but current information indicates the intervals listed above approximate the true thickness of the mineralized zones.

Exploration activities by Seabridge at the KSM Project are conducted under the supervision of William E. Threlkeld, Registered Professional Geologist, Senior Vice President of the Company and a Qualified Person as defined by National Instrument 43-101. Mr. Threlkeld has reviewed and approved this news release. An ongoing and rigorous quality control/quality assurance protocol is employed in all Seabridge drilling campaigns. This program includes blank and reference standards, and in addition all copper assays that exceed 0.25% Cu are re-analyzed using ore grade analytical techniques. Cross-check analyses are conducted at a second external laboratory on at least 10% of the drill samples. Samples are assayed at ALS Chemex Laboratory, Vancouver, B.C., using fire assay atomic adsorption methods for gold and ICP methods for other elements.

Seabridge holds a 100% interest in several North American gold projects. The Company’s principal assets are the KSM Project and Iskut Project located near Stewart, British Columbia, Canada and the Courageous Lake gold project located in Canada’s Northwest Territories. For a full breakdown of Seabridge’s mineral reserves and mineral resources by category please visit the Company’s website at http://www.seabridgegold.net/resources.php.

All reserve and resource estimates reported by the Corporation were calculated in accordance with the Canadian National Instrument 43-101 and the Canadian Institute of Mining and Metallurgy Classification system. These standards differ significantly from the requirements of the U.S. Securities and Exchange Commission. Mineral resources which are not mineral reserves do not have demonstrated economic viability.

This document contains "forward-looking information" within the meaning of Canadian securities legislation and "forward-looking statements" within the meaning of the United States Private Securities Litigation Reform Act of 1995. This information and these statements, referred to herein as "forward-looking statements" are made as of the date of this document. Forward-looking statements relate to future events or future performance and reflect current estimates, predictions, expectations or beliefs regarding future events and include, but are not limited to, statements with respect to: (i) the expected expansion of the Deep Kerr inferred resource to the south in the shape and orientation required to optimize throughput at a higher rate; (ii) the expected confirmation of the consistency of the grade of the new mineralization with the existing resource;; (iii) the potential expansion of the Deep Kerr resource allowing an expansion of the potential mining rate at Deep Kerr; (iv) that the potential expansion and optimization will improve Project economics; and (v) the estimated amount and grade of mineral resources. Any statements that express or involve discussions with respect to predictions, expectations, beliefs, plans, projections, objectives or future events or performance (often, but not always, using words or phrases such as "expects", "anticipates", "plans", "projects", "estimates", "envisages", "assumes", "intends", "strategy", "goals", "objectives" or variations thereof or stating that certain actions, events or results "may", "could", "would", "might" or "will" be taken, occur or be achieved, or the negative of any of these terms and similar expressions) are not statements of historical fact and may be forward-looking statements.

All forward-looking statements are based on Seabridge's or its consultants' current beliefs as well as various assumptions made by them and information currently available to them. The principle assumptions are listed above, but others include: (i) the block cave shapes in the Deep Kerr resource being limited by drill data, not geology; (ii) the presence of and continuity of metals at the Project between drill holes, including at modeled grades; (ii) the capacities of various machinery and equipment; (iii) the availability of personnel, machinery and equipment at estimated prices; (iv) exchange rates; (v) metals sales prices; (vi) block net smelter return values; (vii) conceptual cave footprints, draw points and heights; (viii) appropriate discount rates; (ix) tax rates and royalty rates applicable to the proposed mining operation; (x) financing structure and costs; (xi) anticipated mining losses and dilution; (xii) metallurgical performance; (xiii) reasonable contingency requirements; (xiv) success in realizing proposed operations; (xv) receipt of regulatory approvals on acceptable terms; and (xvi) the negotiation of satisfactory terms with impacted Treaty and First Nations groups. Although management considers these assumptions to be reasonable based on information currently available to it, they may prove to be incorrect. Many forward-looking statements are made assuming the correctness of other forward looking statements, such as statements of net present value and internal rates of return, which are based on most of the other forward-looking statements and assumptions herein. The cost information is also prepared using current values, but the time for incurring the costs will be in the future and it is assumed costs will remain stable over the relevant period.

By their very nature, forward-looking statements involve inherent risks and uncertainties, both general and specific, and risks exist that estimates, forecasts, projections and other forward-looking statements will not be achieved or that assumptions do not reflect future experience. We caution readers not to place undue reliance on these forward-looking statements as a number of important factors could cause the actual outcomes to differ materially from the beliefs, plans, objectives, expectations, anticipations, estimates assumptions and intentions expressed in such forward-looking statements. These risk factors may be generally stated as the risk that the assumptions and estimates expressed above do not occur, but specifically include, without limitation: risks relating to variations in the mineral content within the material identified as mineral reserves or mineral resources from that predicted; variations in rates of recovery and extraction; developments in world metals markets; risks relating to fluctuations in the Canadian dollar relative to the US dollar; increases in the estimated capital and operating costs or unanticipated costs; difficulties attracting the necessary work force; increases in financing costs or adverse changes to the terms of available financing, if any; tax rates or royalties being greater than assumed; changes in development or mining plans due to changes in logistical, technical or other factors; changes in project parameters as plans continue to be refined; risks relating to receipt of regulatory approvals or settlement of an agreement with impacted First Nations groups; the effects of competition in the markets in which Seabridge operates; operational and infrastructure risks and the additional risks described in Seabridge's Annual Information Form filed with SEDAR in Canada (available at www.sedar.com) for the year ended December 31, 2014 and in the Corporation's Annual Report Form 40-F filed with the U.S. Securities and Exchange Commission on EDGAR (available at www.sec.gov/edgar.shtml). Seabridge cautions that the foregoing list of factors that may affect future results is not exhaustive.

When relying on our forward-looking statements to make decisions with respect to Seabridge, investors and others should carefully consider the foregoing factors and other uncertainties and potential events. Seabridge does not undertake to update any forward-looking statement, whether written or oral, that may be made from time to time by Seabridge or on our behalf, except as required by law.

ON BEHALF OF THE BOARD
"Rudi Fronk"
Chairman & C.E.O.

For further information please contact:
Rudi P. Fronk, Chairman and C.E.O.
Tel: (416) 367-9292   Fax: (416) 367-2711
Email: info@seabridgegold.net

Seabridge Gold
420,500 mE
2016
RESOURCE
MODEL
NSR $/T
>$ 48
24-48
16-24
fault
6,260,000 mN
Inferred
Resource
Limits
NSR Model
At 500m El.
6,259,500 mN
NSR Model
At 900m El.
K-16-51
Section
6259100N
6,259,000 mN
K-16-52
Section
6258700N
Plan View
6,258,500 mN
500m
KSM PROJECT
DEEP KERR ZONE
2016 DRILL PROGRAM
DDH Locations Aug. 28, 2016

SEABRIDGE GOLD
Cross Section
View to N
K-16-52
2016
RESOURCE
MODEL
NSR $/T
> $ 48
24-48
16-24
2000
1500
1000
500
0
Pit
Limits
Inferred
Resource
Limits
fault
West Limb
East Limb
775 Cave Model
0.31g/t Au, 0.47 %Cu / 231.2m
incl.: 0.63g/t Au, 0.50 %Cu / 47.8m
and: 0.26g/t Au, 0.78 %Cu / 61.7m
280 Cave Model
projected to section
KERR INTRUSIVE COMPLEX
1000
500m
1500
Section 6258700N
KSM PROJECT
DEEP KERR ZONE
2016 DRILL PROGRAM
Assay Highlights Aug. 28, 2016

SEABRIDGE GOLD
Cross Section
View to N
2000
1500
1000
500
0
K-16-51
Mar. 2016
RESOURCE
MODEL
NSR $/T
> $ 48
24-48
16-24
fault
Pit
Limits
West Limb
East Limb
Inferred
Resource
Limits
775 Cave Model
0.44g/t Au, 0.45 %Cu / 119.1m
0.51g/t Au, 0.49 %Cu / 22.5m
0.51g/t Au, 0.43 %Cu / 36.9m
0.33g/t Au, 0.46 %Cu / 187.2m
incl.: 0.46g/t Au, 0.67 %Cu / 44.5m
280 Cave Model
projected to section
KERR INTRUSIVE COMPLEX
Section 6259100N
1000
500m
1500
KSM PROJECT
DEEP KERR ZONE
2016 DRILL PROGRAM
Assay Highlights Aug. 28, 2016